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                                                                      Exhibit 19
Butler
Manufacturing
Company
THIRD
QUARTER
REPORT 1994
Nine Months Ended
September 30, 1994
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:


Butler's third quarter results reflect the improvement in the U.S. nonresidential construction market and our success in serving it well. Quarterly sales of $190 million were up 16% from a year ago, and net earnings of $6.6 million, or $1.33 per share, were 53% higher than the $4.1 million, or $.87 per share profit for the third quarter last year.

For the nine months of 1994, sales were $482 million, an increase of 15% over 1993. Year-to-date earnings of $10.3 million, or $2.12 per share, were an 86% increase over the $5.3 million, or $1.14 per share profit for the same period last year.

The 1993 third quarter and nine month results include sales of $11.5 million and $31.3 million, respectively, from the Walker Division which was sold in late 1993 and net earnings of $.9 million (or $.19 per share) and $1.8 million ($.38 per share), respectively, net of estimated interest expense savings.

The value of U.S. nonresidential building awards through August, as reported by the F. W. Dodge Division of McGraw-Hill, Inc., was 7% higher than a year ago. This is consistent with the Federal Reserve Bank's report in August that U.S. manufacturing was operating at 84.7% of capacity, the highest level since August 1989. While total nonresidential contract awards in our industry are still considerably below the levels achieved in 1989 during the peak of the last cycle, Butler is benefiting from the numerous initiatives undertaken in recent years which have contributed to the strong results we are experiencing currently.

Butler's Building Systems group continued to be the leading contributor to the company's improved financial results. The U.S. pre-engineered metal building business has been particularly strong, benefiting from the success of our extensive and professionally competent dealer distribution network. Lester wood frame building sales were up 37% for the first nine months, with significantly increased earnings as well. Export sales also continued to expand and were 41% higher than at this same time in 1993. The European buildings business recorded a loss for the quarter. We still expect that they will lose about $2 million for the full year, as their construction markets remain depressed.

The Construction Services Segment's sales were up for the first nine months and profitability was equal to the level of last year, reflecting the mix of sales. In the Other Building Products Segment, Vistawall sales increased 21% and profits rebounded dramatically. Grain Systems' sales for the first three quarters were slightly higher, but the mix of sales and certain non-recurring expenses resulted in somewhat lower earnings.

At its meeting in September, your Board of Directors approved three major capital investment projects for the company that will provide the capacity for future growth in several areas of Butler's operations. $5.1 million has been authorized to expand the pre-engineered metal buildings plant in San Marcos, Texas. The structural fabrication and roll forming lines to be added there will double the capacity of that facility. Butler's construction subsidiary will spend $1.7 million to enlarge and equip its Kansas City office to accommodate its growing volume of business in the U.S. and internationally. The Lester Division will invest $1.4 million to acquire an existing plant in Ottawa, Kansas, and equip it to produce wood frame buildings for the central and southwest regions of the country. These commitments are indicative of the potential we see for continued growth in all of these markets.

Also at the September board meeting as previously announced, the directors approved the resumption of a regular cash dividend for Butler Shareholders. The indicated annual rate is 40 cents a share, and the initial quarterly dividend of 10 cents per share was paid today to shareholders of record September 30. We are pleased that our encouraging operating outlook and greatly improved financial condition made
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possible the restoration of a cash dividend at this time.

The rate of incoming orders has remained strong even as shipments during our peak seasonal months have been at record levels. As a result, backlog on September 30 was $260 million, an increase of 59% over the same time a year ago (net of Walker). Assuming a favorable economic environment, we believe our positive momentum will continue into 1995.


                                                  Cordially yours,

                                                  /s/ Robert H. West

                                                  Robert H. West
                                                  Chairman and
                                                  Chief Executive Officer

                                                  October 14, 1994
                                                  Butler Manufacturing Company